UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-8345
Report For Period: January 1, 2003 to March 31, 2003



In the Matter of:

AEP TEXAS CENTRAL COMPANY
(formerly known as CENTRAL POWER AND LIGHT COMPANY)
AEP UTILITIES, INC. ET AL
(formerly known as CENTRAL AND SOUTH WEST CORPORATION)




This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)] a subsidiary of AEP Utilities, Inc. ET AL [formerly known as Central and South West Corporation (CSW)]. Under HCAR 35-26114 dated August 26, 1994, it is required that TCC file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by TCC, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and AEP Texas North Company (TNC) [formerly known as West Texas Utilities Company (WTU)]: 1) the period of time the railcars are leased, 2) the number of railcars leased, 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period January 1, 2003 through March 31, 2003.

The requested information for the reporting period January 1, 2003 through March 31, 2003, is as follows:


--------------------- --------- --------- ------------------- --------
                         TCC       PSO      SWEPCO     TNC     TOTAL

--------------------- --------- --------- ------------------- --------
PERIOD OF TIME
RAILCARS ARE LEASED     None      None      None      None
TO  NON-AFFILIATES     During    During    During    During
                       Quarter   Quarter   Quarter   Quarter
--------------------- --------- --------- ------------------- --------
--------------------- --------- --------- ------------------- --------
NUMBER OF RAILCARS
LEASED TO
NON-AFFILIATES
                          0         0         0         0        0


--------------------- --------- --------- ------------------- --------
--------------------- --------- --------- ------------------- --------
REVENUE                  $0        $0         $0        $0       $0

--------------------- --------- --------- ------------------- --------
--------------------- --------- --------- ------------------- --------
VARIABLE COST            $0        $0         $0        $0       $0

--------------------- --------- --------- ------------------- --------
--------------------- --------- --------- ------------------- --------
CONTRIBUTION             $0        $0         $0        $0       $0
TO FIXED COST
--------------------- --------- --------- ------------------- --------
--------------------- --------- --------- ------------------- --------
AVERAGE NUMBER OF
RAILCARS OWNED           593       754      1,517       0      2,864

                               S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, AEP Texas Central Company has duly caused this report to be signed on its behalf on this 30th day of May, 2003.

                                   AEP Texas Central Company
                                    (formerly known as Central Power and
                                      Light Company)

                                     /s/Geoffrey Chatas
                                     --------------------
                                        Geoffrey Chatas
                                          Treasurer